NEWS RELEASE  August 8, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

2005 Diamond Drilling Program Results from the Caballo Blanco Gold-Silver Project, Mexico

Almaden is pleased to announce that it has received results from a diamond drilling program carried out by partner Comaplex Minerals Ltd. (“Comaplex”) designed to test for high sulphidation gold-silver-copper mineralization of the Yanacocha, Pascua or Veladero type in a portion of the Northern zone of the company’s Caballo Blanco project, Veracruz State, Mexico. The Caballo Blanco project is optioned to Comaplex who can earn a 60% interest in the project by spending US$2 Million over four years. The property is located roughly 60 kilometers north of Veracruz City, Mexico. Infrastructure is excellent as the prospective areas of the property are all located within 10 kilometers of a paved highway and Mexico’s only nuclear power plant. The property covers three areas of alteration and mineralization known as the Northern, Highway and Central Grid zones. In 2003, Comaplex completed a large field program over both the Highway and Northern zones of the property, the centres of which are located roughly 7 kilometers apart. Geologic and alteration mapping in these areas has identified extensive zones of acid-sulphate alteration including quartz-alunite and residual or vuggy silica alteration zones. These zones of alteration, developed in flat lying volcanic rocks, are interpreted to represent a large high sulphidation gold-silver system.

Diamond drilling on the Caballo Blanco property for the 2005 season began in late May. A total of 3 holes totaling 523 meters were drilled from the same setup on the top of Cerro la Cruz in the Northern Zone. A total of 1,500 meters was planned for the program, but further drilling at this time is not possible due to the intensity of the current rainy season. In addition Comaplex has reported the drilling was extraordinarily slow and logistically difficult due to the extremely hard and broken nature of the rock. The Northern zone is an area where sampling, geologic mapping and PIMA analyses have defined a large, roughly 6 by 5 kilometer zone of alteration, which includes several areas of massive silicification and vuggy silica, one of which is the Cerro la Cruz area. These areas of massive Silicification and vuggy silica are recognized worldwide to be the prospective parts of high-sulphidation gold systems. The Cerro la Cruz area of massive silicification and vuggy silica was the target of drilling in the Northern zone because past sampling on surface has identified significant gold grades in this area. In January 2005 Almaden and Comaplex staff sampled the Cerro La Cruz area where outcrop of massive silicification and vuggy silica alteration occurs. Thirty-two rock chip samples were collected over a roughly 35 by 100 meter area. These samples averaged 0.62 g/t gold and ranged from 0.01 to 4.67 g/t gold. Eleven samples returned gold grades above 0.50 g/t gold and six above 1.00 g/t gold.

Due to drilling difficulties outlined above two of the three holes had to be terminated before they reached their intended depths. All three holes encountered more massive silicification that seems to grade with depth into more brecciated and vuggy silica bodies.  Drillhole CB05-1 was vertical and reached a depth of 136.5 meters. This hole encountered largely massive silica to 76 meters at which point more vuggy material was intersected. The entire length of this hole (136.5 meters) averaged 110 ppb gold while the first 22 meters sampled (2 to 24 meters depth) averaged 216 ppb gold. Hole CB05-2 was drilled to the east (110 Azimuth) and at a dip of -65. This hole also encountered massive and vuggy silica bodies but was lost at the shallow depth of 72 meters. This hole encountered increasing gold values to the end of the hole in both massive and vuggy silica. The entire 72 meters of this hole averaged 295 ppb gold with the last 14.85 meters averaging 477 ppb gold where the hole ended. Hole CB05-03 was drilled at an azimuth of 342 and a dip of -50 and was the only hole completed to its intended depth which was 314 meters. A section of massive and vuggy silica was intersected from the collar to 200 meters where clay altered volcanic rock was encountered to the end of the hole. This entire section (from the top of the hole to 214 meters) averaged 700 ppb gold. Within this section a zone of strongly brecciated and vuggy silica was encountered, a 108 meter section of which (from 66 meters to 174 meters depth) averaged 1.14 g/t. This includes a 40 meter section from 74 to 114 meters depth which averaged 2.35 g/t gold.

Almaden considers these results to be highly encouraging. More massive silica zones with lower gold values appear to cap vuggy and brecciated zones which carry the most significant gold values as evidenced by hole CB05-3. The intersection in this hole indicates the potential for both grade and size in an entirely untested high-sulphidation gold system. It should be emphasized that the Cerro la Cruz area represents one of several massive and vuggy silica zones within the Northern Zone. In addition the Highway zone, located seven kilometers south of the Northern zone, is also an area of high-sulphidation alteration containing zones of massive and vuggy silicification. In both the Highway and Northern zones areas of massive silicification are dominant which, in light of the results of the current drill program, may cap further zones of brecciated and vuggy silica like that encountered at Cerro la Cruz.

Anomalous gold values have been returned from surface rock samples taken from several massive and vuggy silica zones in both the Highway and Northern Zones over the exploration history of the Caballo Blanco property. Comaplex has reported to Almaden results of additional surface geochemical sampling of massive and vuggy silica zones. This work was carried out concurrent with the drilling reported in this news release. In this sampling two areas in the Northern Zone of strong silicification returned anomalous gold values in the sub 100 ppb gold range. These areas are targeted for follow-up sampling. At the Highway zone in 2003, Comaplex carried out a program of sampling, geologic mapping and induced polarization (IP) geophysics, complimented by analysis of alteration mineralogy with a PIMA portable infrared spectrometer that outlined several prominent areas of alteration and mineralisation. In the Highway zone a significant resistivity and chargeability anomaly has resulted from this work over a roughly 5 by 3 kilometer area of acid sulphate alteration characterised by hypogene alunite and vuggy silica. A diamond drill hole was completed close to the area by Noranda Inc. in 2001. This hole was drilled in an area of extensive acid sulphate argillic alteration and had several interesting gold intersections. These included stockwork veining from 51.35 to 84 meters depth within which a 6 meter section averaged 1.42 g/t gold. A sample from 192 to 195 meters depth within a zone of lower temperature argillic alteration averaged 2.5 g/t gold and the final sample of the hole from 212.0 to 212.5 meters depth returned a gold value of 4.98 g/t gold. The hole was lost at this point due to poor drilling conditions. To date no further drilling has been carried out at the Highway Zone.

Mr. Mark Balog, P.Geo. of Comaplex Minerals Corp. was the qualified person, under the meaning of National Instrument 43-101, reviewing the sampling reported in this news release. The samples were analysed at ALS Chemex Laboratories in North Vancouver, Canada using conventional fire assay, and inductively coupled plasma atomic emission spectroscopy (ICP) methods.

Readers are referred to Almaden’s website (http://www.almadenminerals.com/Projects/Papers/Epithermal_CB.pdf) where a summary report can be viewed which contains maps illustrating the IP and geology and containing background geologic information pertaining to the property and high-sulphidation epithermal deposits in general.

Almaden will report the results of all future work from the Caballo Blanco project as soon as they are received from Comaplex. Almaden currently has 12 active joint ventures, including 8 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.